News Release

FOR IMMEDIATE RELEASE

Berry Global Group, Inc. Reports Fourth Quarter and Fiscal Year 2018 Results;
 Provides 2019 Fiscal Year Guidance

EVANSVILLE, Ind. – November 15, 2018 – Berry Global Group, Inc. (NYSE:BERY) today reported its fourth quarter and fiscal year 2018 results, referred to in the following as the September 2018 quarter and fiscal year 2018.

Fourth Quarter Highlights (all comparisons made to the September 2017 quarter)
•	Net sales increased 9 percent to $2.1 billion
•	Organic sales growth, excluding currency and acquisition effects, up 3 percent
•	Operating income down 3 percent to $194 million
•	Operating EBITDA down 1 percent to $346 million
•	Net income per diluted share up 22 percent to $0.99
•	Adjusted net income per diluted share up 3 percent to $0.90
•	Cash flow from operations increased by 13 percent to $448 million
•	Adjusted free cash flow increased by 37 percent to $382 million
•	Completed the strategic acquisition of Laddawn, Inc.

Fiscal Year Highlights (all comparisons made to fiscal year 2017)
•	Net sales increased 11 percent to an annual record of $7.9 billion
•	Organic sales, excluding currency and acquisition effects, increased 1 percent
•	Operating income up 4 percent to $761 million
•	Operating EBITDA up 4 percent to $1,380 million
•	Net income per diluted share up 43 percent to $3.67
•	Adjusted net income per diluted share up 10 percent to $3.37
•	Cash flow from operations increased by 3 percent to $1,004 million
•	Adjusted free cash flow increased by 5 percent to $634 million
•	Expect fiscal year 2019 cash flow from operations of $1.04 billion and adjusted free cash flow of $670 million

Commenting on the quarter, Tom Salmon, Chairman and Chief Executive Officer of Berry stated, "Net sales increased 9 percent to $2.1 billion, compared to the prior year quarter.  Additionally, we generated  quarterly and annual records for free cash flow of $382 million and $634 million, respectively."

"Specifically by segment, our Consumer Packaging division delivered strong organic sales growth of 8 percent in the quarter, which was led by our foodservice products.  These results were driven by stronger demand at quick service restaurants and convenience stores along with stronger overall end market demand for certain products.  Within our Health, Hygiene & Specialties division we recorded strong quarterly sales growth of 21 percent as well as a 16 percent improvement in Operating EBITDA, including the impact of the recently completed acquisition of Clopay.  Inside our Engineered Materials division, we successfully completed the acquisition of Laddawn, which enhances our ability to service the faster growing small and medium size customer base."

Mr. Salmon continued, "As we disclosed last quarter, our Board of Directors approved a new $500 million share repurchase program.  In our fiscal 2019 first quarter, we expect to continue to execute on our share repurchase plan given the current attractive market conditions and valuation."

September 2018 Quarter Results

Consolidated Overview
	September Quarter
(in millions of dollars)	Current	Prior	$ Change	% Change
Net sales	$2,054	$1,881	$173	9%
Operating income	194	199	(5)	(3)%

The net sales increase of $173 million from the prior year quarter was primarily attributed to acquisition net sales of 7 percent and organic sales growth of 3 percent partially offset by a small negative impact from foreign currency changes.

The operating income decrease of $5 million from the prior year quarter was primarily attributed to a $33 million negative impact from under recovery of higher cost of goods sold partially offset by a $10 million decrease in selling, general, and administrative expense, due to synergies and cost reductions; and acquisition operating income of $8 million, a $7 million decrease in depreciation and amortization expense, and a $5 million decrease in business integration expenses.

Fiscal Year 2018 Results

Consolidated Overview
	Fiscal Year
(in millions of dollars)	2018	2017	$ Change	% Change
Net sales	$7,869	$7,095	$774	11%
Operating income	761	732	29	4%

The net sales growth of $774 million is primarily attributed to acquisition net sales of $624 million, organic sales growth of $92 million, and a $58 million favorable impact from foreign currency changes.  The organic sales growth is primarily attributed to increased selling prices of $191 million due to the pass through of higher cost of goods sold, partially offset by a modest 1% volume decline.

The operating income increase of $29 million is primarily attributed to acquisition operating income of $62 million, a $46 million decrease in selling, general and administrative expense related to synergies and lower incentive compensation; a $26 million decrease in depreciation and amortization, and an $11 million favorable impact from foreign currency changes. These improvements were partially offset by a $96 million negative impact from under recovery of higher cost of goods sold, and a $12 million impact from the lower volumes.

Engineered Materials
	Fiscal Year
(in millions of dollars)	2018	2017	$ Change	% Change
Net sales	$2,672	$2,375	$297	13%
Operating income	368	316	52	16%

Net sales in the Engineered Materials segment grew by $297 million primarily attributed to acquisition net sales of $319 million, partially offset by an organic sales decline of $29 million. The organic sales decline is primarily related to increased selling prices of $54 million, being more than offset by a 3% volume decline as a result of business rationalizations within legacy AEP locations.

The operating income increase of $52 million is primarily attributed to acquisition operating income of $40 million, an $18 million decrease in depreciation and amortization expense, and an $8 million decrease in selling, general and administrative expenses.  These improvements were partially offset by an $11 million negative impact from the lower volumes.

Health, Hygiene, & Specialties
	Fiscal Year
(in millions of dollars)	2018	2017	$ Change	% Change
Net sales	$2,734	$2,369	$365	15%
Operating income	202	216	(14)	(6)%

Net sales in the Health, Hygiene & Specialties segment grew by $365 million primarily attributed to acquisition net sales of $305 million, a $52 million favorable impact from foreign currency changes, and organic sales growth of $9 million. The organic sales growth is primarily attributed to increased selling prices of $56 million due to the pass through of higher cost of goods sold, partially offset by a 2% volume decline.

The operating income decrease of $14 million is primarily attributed to a $53 million negative impact from under recovery of higher cost of goods sold, a $7 million impact from lower volumes, and a $12 million increase in business integration.  These decreases were partially offset by a $22 million decrease in selling, general and administrative expenses, acquisition operating income of $22 million from the Clopay acquisition, and a $10 million favorable impact from foreign currency changes.
Consumer Packaging
	Fiscal Year
(in millions of dollars)	2018	2017	$ Change	% Change
Net sales	$2,463	$2,351	$112	5%
Operating income	191	200	(9)	(5)%

Net sales in the Consumer Packaging segment grew by $112 million primarily attributed to organic sales growth.  The organic sales growth is primarily attributed to increased selling prices of $81 million due to the pass through of higher cost of goods sold and a 1% volume improvement.

The operating income decrease of $9 million is primarily attributed to a $40 million negative impact from under recovery of higher cost of goods sold, partially offset by a $16 million decrease in selling, general and administrative expenses, a $6 million favorable impact from the volume improvement, and a $6 million decrease in business integration expense.
Cash Flow and Capital Structure
Our cash flow from operating activities was $448 million for the September 2018 quarter and $1,004 million for fiscal year 2018.  The Company's adjusted free cash flow for the September 2018 quarter was $382 million, a 37 percent increase compared to the prior year quarter of $278 million.  The Company's adjusted free cash flow for fiscal year 2018 was a fiscal year record of $634 million.

Our total debt less cash and cash equivalents at the end of the September 2018 quarter was $5,463 million.  Adjusted EBITDA for the four quarters ended September 29, 2018 was $1,449 million.

Share Repurchase Program
In the June 2018 quarter, the Company announced that its Board had unanimously approved a new $500 million share repurchase program.  The new share repurchase authorization allows for the repurchase of shares, from time to time, through open market purchases, privately negotiated transactions, Rule 10b5-1 plans, and any other purchase techniques deemed appropriate in accordance with applicable securities laws.  The timing and amount of repurchases will depend on market conditions.  The share repurchase program has no expiration date.  The Company repurchased $35 million of shares outstanding during the September 2018 quarter.  In our fiscal 2019 first quarter, we expect to continue to execute on our share repurchase plan given attractive market conditions and compelling valuations.

Outlook
We anticipate our fiscal year 2019 cash flow from operations and adjusted free cash flow to be $1.04 billion and $670 million, respectively.  Our estimate assumes constant currency rates from the end of fiscal 2018 and a normal inflationary environment on our costs.  Additionally, our fiscal 2019 capital spending and cash interest costs are forecasted to be $350 million and $270 million, respectively.  Within our adjusted free cash flow guidance, we are also assuming cash taxes to be $165 million in fiscal 2019, including a $16 million payment in the first fiscal quarter under the Company's tax receivable agreement, along with working capital and other cash uses of $45 million.

Investor Conference Call
The Company will host a conference call today, November 15, 2018, at 10 a.m. Eastern Time to discuss its fourth quarter and fiscal year 2018 results.  The telephone number to access the conference call is (800) 305-1078 (domestic), or (703) 639-1173 (international), conference ID 2388109.  We expect the call to last approximately one hour.  Interested parties are invited to listen to a live webcast and view the accompanying slides by visiting the Company's Investor page at www.berryglobal.com.  A replay of the conference call can also be accessed on the Investor page of the website beginning November 15, 2018, at 1 p.m. Eastern Time, to December 6, 2018, by calling (855) 859-2056 (domestic), or (404) 537-3406 (international), access code 2388109.

About Berry
Berry Global Group, Inc. (NYSE:BERY), headquartered in Evansville, Indiana, is committed to its mission of 'Always Advancing to Protect What's Important,' and proudly partners with its customers to provide them with value-added protective solutions.  The Company is a leading global supplier of a broad range of innovative non-woven, flexible, and rigid products used every day within consumer and industrial end markets.  Berry, a Fortune 500 company, generated $7.9 billion of sales in fiscal 2018.  For additional information, visit Berry's website at www.berryglobal.com.

Non-GAAP Financial Measures
This press release includes non-GAAP financial measures such as operating EBITDA, adjusted EBITDA, adjusted net income, adjusted free cash flow, and organic sales growth.  A reconciliation of these non-GAAP financial measures to comparable measures determined in accordance with accounting principles generally accepted in the United States of America (GAAP) is set forth at the end of this press release.

Forward Looking Statements
Statements in this release that are not historical, including statements relating to the expected future performance of the Company, are considered "forward looking" and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "would," "could," "seeks," "approximately," "intends," "plans," "estimates," "anticipates," "outlook," or "looking forward," or similar expressions that relate to our strategy, plans, or intentions.  All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, and financial results or to our expectations regarding future industry trends are forward-looking statements.  In addition, we, through our senior management team, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.  These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under "Risk Factors" and elsewhere in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, including, without limitation, in conjunction with the forward-looking statements included in this release.  All forward-looking information and subsequent written and oral forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Some of the factors that we believe could affect our results include:  (1) risks associated with our substantial indebtedness and debt service; (2) changes in prices and availability of resin and other raw materials and our ability to pass on changes in raw material prices on a timely basis; (3) the impact of potential changes in interest rates: (4) performance of our business and future operating results; (5) risks related to our acquisition strategy and integration of acquired businesses; (6) reliance on unpatented know-how and trade secrets; (7) increases in the cost of compliance with laws and regulations, including environmental, safety, and production and product laws and regulations; (8) risks related to disruptions in the overall economy and the financial markets may adversely impact our business; (9) catastrophic loss of one of our key manufacturing facilities, natural disasters, and other unplanned business interruptions; (10) risks of competition, including foreign competition, in our existing and future markets;(11) general business and economic conditions, particularly an economic downturn; (12) potential failure to realize the intended benefits from recent acquisitions including, without limitation, the inability to realize the anticipated cost synergies in the anticipated amounts or within the contemplated timeframes or cost expectations, the inability to realize the anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the company's operations, and the anticipated tax treatment; (13) risks related to international business, including foreign currency exchange rate risk and the risks of compliance with applicable export controls, sanctions, anti-corruption laws and regulations, (14) the ability of our insurance to fully cover potential exposures and (15) the other factors discussed under the heading "Risk Factors" in our Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission.  We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you.  Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available to us on the date of this release.  We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Berry Global Group, Inc.
Consolidated Statements of Income
(Unaudited)
(in millions of dollars, except per share data amounts)

	Quarterly Period Ended		Fiscal Year Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017

Net sales	$2,054	$1,881	$7,869	$7,095
Costs and expenses:
Cost of goods sold	1,705	1,514	6,438	5,691
Selling, general and administrative	114	121	480	494
Amortization of intangibles	38	41	154	154
Restructuring and impairment charges	3	6	36	24
Operating income	194	199	761	732

Other expense (income), net	8	(4)	25	14
Interest expense, net	64	66	259	269
Income before income taxes	122	137	477	449
Income tax expense (benefit)	(11)	27	(19)	109
Net income	$133	$110	$496	$340

Net income per share:
Basic	$1.01	$0.84	$3.77	$2.66
Diluted	0.99	0.81	3.67	2.56

Outstanding weighted-average shares: (in millions)
Basic	131.7	130.6	131.4	127.6
Diluted	134.9	135.7	135.2	132.6

Consolidated Statements of Comprehensive Income
(Unaudited)
 (in millions of dollars)

	Quarterly Period Ended		Fiscal Year Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017
Net income	$133	$110	$496	$340
Currency translation	(18)	30	(127)	34
Pension and other postretirement benefits	4	25	3	38
Interest rate hedges	2	5	49	28
Provision for income taxes	—	(12)	(13)	(20)
Other comprehensive income, net of tax	(12)	48	(88)	80
Comprehensive income	$121	$158	$408	$420

Berry Global Group, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)
 (in millions of dollars)

	September 29, 2018	September 30, 2017
Assets:
Cash and cash equivalents	$381	$306
Accounts receivable, net	941	847
Inventories	887	762
Other current assets	76	89
Property, plant, and equipment, net	2,488	2,366
Goodwill, intangible assets, and other long-term assets	4,358	4,106
Total assets	$9,131	$8,476

Liabilities and stockholders' equity:
Current liabilities, excluding debt	$1,199	$1,101
Current and long-term debt	5,844	5,641
Other long-term liabilities	654	719
Stockholders' equity	1,434	1,015
Total liabilities and stockholders' equity	$9,131	$8,476

Current and Long-Term Debt

	September 29, 2018	September 30, 2017
(in millions of dollars)

Revolving line of credit	$—	$—
Term loans	3,652	3,957
5½% Second priority notes	500	500
6 % Second priority notes	400	400
5⅛ % Second priority notes	700	700
4½ % Second priority notes	500	—
Debt discounts and deferred fees	(43)	(48)
Capital leases and other	135	132
Total debt	$5,844	$5,641

Berry Global Group, Inc.
   Condensed Consolidated Statements of Cash Flows
(Unaudited)
 (in millions of dollars)

	Fiscal Year Ended
	September 29, 2018	September 30, 2017

Cash flows from operating activities:
Net income	$496	$340
Depreciation	384	367
Amortization of intangibles	154	154
Other, net	(13)	59
Working capital	(17)	55
Net cash from operating activities	1,004	975

Cash flows from investing activities:
Additions to property, plant, and equipment	(336)	(269)
Proceeds from sale of assets	3	6
Other investing activities, net	—	4
Acquisitions of businesses, net of cash acquired	(702)	(515)
Net cash from investing activities	(1,035)	(774)

Cash flows from financing activities:
Proceeds from long-term borrowings	498	495
Repayments on long-term borrowings	(335)	(636)
Proceeds from issuance of common stock	23	31
Repurchase of common stock	(33)	—
Debt financing costs	(3)	(5)
Payment of tax receivable agreement	(37)	(111)
Net cash from financing activities	113	(226)
Effect of exchange rate changes on cash	(7)	8
Net change in cash	75	(17)
Cash and cash equivalents at beginning of period	306	323
Cash and cash equivalents at end of period	$381	$306

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Quarterly Period Ended September 29, 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$648	$724	$682	$2,054

Operating income	$40	$62	$92	$194
Depreciation and amortization	60	54	27	141
Restructuring and impairment charges	—	2	1	3
Other non-cash charges (1)	—	—	1	1
Business optimization costs (2)	1	5	1	7
Operating EBITDA	$101	$123	$122	$346

	Quarterly Period Ended September 30, 2017

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$599	$596	$686	$1,881

Operating income	$50	$52	$97	$199
Depreciation and amortization	57	48	33	138
Restructuring and impairment charges	2	3	1	6
Other non-cash charges (1)	2	2	2	6
Business optimization costs (2)	—	1	—	1
Operating EBITDA	$111	$106	$133	$350

(1) Other non-cash charges primarily includes $4 million of stock compensation expense and other non-cash charges for both the September 2018 and 2017 quarters, respectively.
(2) Includes integration expenses and other business optimization costs.

Berry Global Group, Inc.
Condensed Consolidated Financial Statements
Segment Information
(Unaudited)
(in millions of dollars)

	Fiscal Year Ended September 29, 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$2,463	$2,734	$2,672	$7,869

Operating income	$191	$202	$368	$761
Depreciation and amortization	229	200	109	538
Restructuring and impairment charges	3	28	5	36
Other non-cash charges (1)	7	11	10	28
Business optimization costs (2)	1	11	5	17
Operating EBITDA	$431	$452	$497	$1,380

	Fiscal Year Ended September 30, 2017

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Net sales	$2,351	$2,369	$2,375	$7,095

Operating income	$200	$216	$316	$732
Depreciation and amortization	231	184	106	521
Restructuring and impairment charges	8	11	5	24
Other non-cash charges (1)	10	12	12	34
Business optimization costs (2)	—	11	5	16
Operating EBITDA	$449	$434	$444	$1,327

(1) Other non-cash charges for the fiscal year ended September 29, 2018 includes $23 million of stock compensation expense, a $5 million inventory step up charge related to acquisitions and other non-cash charges.  Other non-cash charges for the fiscal year ended September 30, 2017 primarily includes $20 million of stock compensation expense, a $5 million inventory step-up charge related to acquisitions along with other non-cash charges.
(2) Includes integration expenses and other business optimization costs.

Berry Global Group, Inc.
Reconciliation Schedules
(Unaudited)
(in millions of dollars, except per share data)

	Quarterly Period Ended			Fiscal Year Ended
	September 29, 2018	September 30, 2017	September 29, 2018	September 30, 2017

Net income	$133	$110	$496	$340
Add: other expense (income), net	8	(4)	25	14
Add: interest expense, net	64	66	259	269
Add: income tax (benefit) expense	(11)	27	(19)	109
Operating income	$194	$199	$761	$732

Add: non-cash amortization from 2006 private sale	7	8	28	32
Add: restructuring and impairment	3	6	36	24
Add: other non-cash charges (1)	1	6	28	34
Add: business optimization and other expenses (2)	7	1	17	16
Adjusted operating income (10)	$212	$220	$870	$838

Add: depreciation	103	97	384	367
Add: amortization of intangibles (3)	31	33	126	122
Operating EBITDA (10)	$346	$350	$1,380	$1,327

Cash flow from operating activities	$448	$395	$1,004	$975
Net additions to property, plant, and equipment	(66)	(66)	(333)	(263)
Payment of tax receivable agreement	—	(51)	(37)	(111)
Adjusted free cash flow (10)	$382	$278	$634	$601

Net income per diluted share	$0.99	$0.81	$3.67	$2.56
Other expense (income), net	0.06	(0.03)	0.18	0.11
Non-cash amortization from 2006 private sale	0.05	0.06	0.21	0.24
Restructuring and impairment	0.02	0.04	0.27	0.18
Other non-cash charges (4)	(0.02)	0.01	0.04	0.10
Business optimization costs (2)	0.05	0.01	0.13	0.12
Tax reform adjustments, net (5)	(0.21)	—	(0.92)	—
Income tax impact on items above (6)	(0.04)	(0.03)	(0.21)	(0.24)
Adjusted net income per diluted share (10)	$0.90	$0.87	$3.37	$3.07

Fiscal Year Ended 2018
Operating EBITDA (10)	$1,380
Add: acquisitions (7)	41
Add: unrealized cost savings (8)	28
Adjusted EBITDA (10)	$1,449

Estimated Fiscal 2019
Cash flow from operating activities	$1,036
Additions to property, plant, and equipment	(350)
Tax receivable agreement payment (9)	(16)
Adjusted free cash flow (10)	$670

(1) Other non-cash charges primarily includes $4 million of stock compensation expense and other non-cash charges for both the September 2018 and 2017 quarters, respectively.  For the fiscal year ended September 29, 2018 other non-cash charges primarily includes $23 million of stock compensation expense, a $5 million inventory step up charge related to acquisitions and other non-cash charges.  For the fiscal year ended September 30, 2017 other non-cash charges primarily includes $20 million of stock compensation expense, a $5 million inventory step up charge related to acquisitions and other non-cash charges.
(2) Includes integration expenses and other business optimization costs.
(3) Amortization excludes non-cash amortization from the 2006 private sale of $7 million and $8 million for the September 2018 and September 2017 quarters, respectively; along with $28 million and $32 million for the fiscal years ended 2018 and 2017, respectively.
(4) Other non-cash charges excludes $4 million of stock compensation expense for the quarters ended September 29, 2018 and September 30, 2017, respectively.  Additionally, other non-cash charges excludes $23 million and $20 million of stock compensation expense for the four quarters ended September 29, 2018 and September 30, 2017, respectively.
(5) Includes $124 million of net adjustments for valuing and transition tax related to the passed tax reform legislation.
(6) Income tax effects on adjusted net income is calculated using 25 percent for the September 2018 quarter and fiscal year and 32 percent for the September 2017 quarter and fiscal year.  The rates used represents the Company's expected effective tax rate for each respective period.
(7) Represents Operating EBITDA for the Clopay acquisition for the period of September 30, 2017 - February 6, 2018 and the Laddawn, Inc. acquisition for the period of September 30, 2017 – August 24, 2018.
(8) Primarily represents unrealized cost savings related to acquisitions.
(9) Includes $16 million tax receivable agreement paid in our December 2018 quarter.
(10) Supplemental financial measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States ("GAAP").  These non-GAAP financial measures should not be considered as alternatives to operating or net income or cash flows from operating activities, in each case determined in accordance with GAAP.  Organic sales growth excludes the impact of currency translation effects and acquisitions.  These non-GAAP financial measures may be calculated differently by other companies, including other companies in our industry, limiting their usefulness as comparative measures.  Berry's management believes these non-GAAP financial measures are useful to our investors because they allow for a better period-over-period comparison of operating results by removing the impact of items that, in managements view, do not reflect our core operating performance.

We define "adjusted free cash flow" as cash flow from operating activities less additions to property, plant, and equipment and payments under the tax receivable agreement.  We believe adjusted free cash flow is useful to an investor in evaluating our liquidity because adjusted free cash flow and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company's liquidity.  We also believe adjusted cash flow is useful to an investor in evaluating our liquidity as it can assist in assessing a company's ability to fund its growth through its generation of cash.

Adjusted EBITDA is used by our lenders for debt covenant compliance purposes.  We also use Adjusted EBITDA and Operating EBITDA among other measures to evaluate management performance and in determining performance-based compensation.  Adjusted EBITDA and Operating EBITDA and similar measures are widely used by investors, securities analysts, and other interested parties in our industry to measure a company's performance.  We also believe EBITDA and adjusted net income are useful to an investor in evaluating our performance without regard to revenue and expense recognition, which can vary depending upon accounting methods.

Berry Global Group, Inc.
Reconciliation Schedules
(Unaudited)

	Quarterly Period Ended September 29, 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Organic sales growth	8%	3%	(2%)	3%
Acquisition	—	19%	2%	7%
Currency effects	—	(1%)	—	(1%)
Total Reported Net Sales	8%	21%	—%	9%

	Fiscal Year 2018

	Consumer Packaging	Health, Hygiene & Specialties	Engineered Materials	Total
Organic sales growth	5%	—%	(1%)	1%
Acquisition	—	13%	14%	9%
Currency effects	—	2%	—%	1%
Total Reported Net Sales	5%	15%	13%	11%

Organic sales growth = volume + price/mix

Company Contact:
Dustin Stilwell
1+812.306.2964
IR@BerryGlobal.com

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